TROPIC INTERNATIONAL INC.

April 1, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Spirgel:

Re:	Tropic International Inc.
Amendment No. 3 to Form S-1
Filed April 1, 2014
File No. 333-193452

I am the President of Tropic International Inc. (the “Company”) and submit this letter to respectfully apply for an acceleration of the effective date of the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), for Thursday, April 3, 2014 at 5:00 PM EST, or as soon as practicable thereafter.

On behalf of the Company, I acknowledge that the disclosure in the Registration Statement is the responsibility of the Company, and in connection with the acceleration request I also acknowledge that:

●	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ John Marmora
John Marmora

1057 PARKINSON ROAD, UNIT 9, WOODSTOCK, ONTARIO, CANADA N4S 7W3 PH: 519-421-1900